File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                           Certificate of Notification
                                    under the
                   Public Utility Holding Company Act of 1935
                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188


                  American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("ATCMI" and together with ATCLLC, the "Applicants") hereby submit the following Rule 24 certificate of notification. As required by the Commission's orders in this matter, Applicants are hereby disclosing the following information:

                  (i) The sales of any equity securities by ATCLLC or ATCMI and the purchase price per share or Member Unit;

         In the period from January 1, 2004 through March 31, 2004, ATCMI issued 247 Class A shares. All shares issued in this period were issued at a price of $10.00 per share.

         In the period of January 1, 2004 through January 31, 2004 ATCLLC issued 1,617,948 Member Units, all at a Member Unit price of $11.20. In the period of February 1, 2004 through February 29, 2004 ATCLLC issued 31,472 Member Units, all at a Member Unit price of $11.24. In the period of March 1, 2004 through March 31, 2004 ATCLLC issued 38,387 Member Units, all at a base Member Unit price of $11.27.

         Tax-exempt Members purchased 222,880 of the Member Units in the quarter which this report covers, and, as provided in the Operating Agreement of ATCLLC, were required to pay an additional premium for the Member Units purchased. This premium varied from 6.11% to 12.88% per Member Unit and the cumulative amount of this premium was $312,122. Thus, in this quarter, ATCLLC issued a total of $1,687,807 Member Units for a total of $19,219,503.

                  (ii) The amount and terms of any long-term debt issued by ATCLLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

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         There was no  long-term  debt  issued.  The amount of  short-term  debt outstanding at the end of the quarter was $6.3 million at a rate of 1.08%.

                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

         During the First quarter of 2004 ATCLLC acquired from the City of Reedsburg, Wisconsin transmission assets comprised of transmission lines, substations and associated land rights and inventory, having a net book value of $121,061 in consideration for cash and Member Units as described in (i), above.


                  (iv)  Balance  sheets  and  income   statements   prepared  in
accordance with generally accepted accounting principles for ATCLLC as of the end of each of the quarter for the first three calendar quarters;

          See Exhibit 99-1.

                  (v) Audited financial statements with notes as of the end of the calendar year;

         Not applicable.

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATCLLC during the calendar year.

         Not applicable.

Dated: May, 28, 2004

                                        ATC MANAGEMENT INC.,
                                        for itself and as Manager of
                                        AMERICAN TRANSMISSION COMPANY LLC


                                        By: /s/ Walter T. Woelfle
                                                Name:  Walter T. Woelfle
                                                Title: Vice President, Legal and
                                                       Secretary

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